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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      001-09466
Lehman Brothers Holdings Inc.
(Exact name of registrant as specified in its charter)

1271 Avenue of the Americas
New York, New York 10020
(646) 285-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.10 par value
Depositary Shares representing Floating Rate Cumulative Preferred Stock, Series G
Depositary Shares representing 5.94% Cumulative Preferred Stock, Series C
Depositary Shares representing 6.50% Cumulative Preferred Stock, Series F
Depositary Shares representing 5.67% Cumulative Preferred Stock, Series D
8.75% Non-Cumulative Mandatory Convertible Preferred Stock, Series Q
Depositary Shares representing 7.95% Non-Cumulative Perpetual Preferred Stock, Series J
7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series P
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $.10 par value – 1 holder
Depositary Shares representing Floating Rate Cumulative Preferred Stock, Series G - 0 holders
Depositary Shares representing 5.94% Cumulative Preferred Stock, Series C - 0 holders
Depositary Shares representing 6.50% Cumulative Preferred Stock, Series F - 0 holders
Depositary Shares representing 5.67% Cumulative Preferred Stock, Series D - 0 holders
8.75% Non-Cumulative Mandatory Convertible Preferred Stock, Series Q - 0 holders
Depositary Shares representing 7.95% Non-Cumulative Perpetual Preferred Stock, Series J - 0 holders
7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series P - 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Lehman Brothers Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 6, 2012	By:	/s/ William J. Fox
			Name:	William J. Fox
			Title:	Chief Financial Officer and Executive Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.